Room 4561
January 18, 2006

Mr. Edouard A. Garneau
Chief Executive Officer
Cardinal Communications, Inc.
309 Interlocken Crescent
Suite 900
Broomfield, Colorado 80021

      Re:	Cardinal Communications, Inc.
      Form 10-KSB for the Fiscal Year Ended December 31, 2004
		Filed March 31, 2005
		Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
		Filed August 18, 2005
		File No. 1-15383

Dear Mr. Garneau,

      We have reviewed your response letter dated October 11, 2005, as well as the filings referenced above, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










Form 10-QSB for the Fiscal Quarter Ended June 30, 2005

Item 1. Financial Statements

Notes to Consolidated Financial Statements

Marketable Securities and Comprehensive Loss, page 15

1. We note your response to our previous comment number 3. However, it is unclear to us why you believe that the decline in the fair value of ZKID Network shares is temporary and the related loss is unrealized. In this regard, we note that the fair value of the ZKID shares has recently declined to $0.003 per share and the amount of shares that ZKID would need to issue in satisfaction of this arrangement may be prohibitive. In view of these factors, please describe to us the evidence that you relied on in determining that the decline in value is only temporary. In addition, identify the relevant authoritative literature and explain how you comply with that literature.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Stathis Kouninis, Staff Accountant, at (202) 551-3476, Mark Kronforst, Senior Staff Accountant at (202) 551-
3451
or me at (202) 551-3489 if you have any questions regarding these comments.


							Sincerely,


							Brad Skinner
						Accounting Branch Chief
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Edouard A. Garneau
Cardinal Communications, Inc.
January 18, 2006
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